

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2024

Andrew Milgram
Chief Executive Officer
Marblegate Capital Corp
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

Jared Golub
Partner
DePalma Acquisition II LLC
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

Jared Golub
Partner
DePalma Acquisition I LLC
411 Theodore Fremd Avenue
Suite 206S
Rye, New York 10580

> **Re: Marblegate Capital Corp**
> **Registration Statement on Form S-4**
> **Filed December 9, 2024**
> **333-283675**

Dear Andrew Milgram, Jared Golub, and Jared Golub:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

Owned Medallions - Fleet and Leasing, page 204

1.   We note the disclosure on page 206 that on November 15, 2024, DePalma II entered into a non-exclusive servicing agreement with an unrelated taxi fleet to provide operational support and access to physical garage and office space for DePalma II's medallion leasing business. If material, disclose the name of the unrelated party and the material terms of the agreement.

Management's Discussion and Analysis, page 212

2.   We note your response to prior comment 12. Please revise the discussion of Revenue on page 219 and elsewhere to separately quantify when multiple factors contribute to material changes. For example, clarify where you discuss the period to period changes in "restructuring fees borrowers are requested to pay as part of the MRP+ program, as well as fees received in connection with non-MRP+ restructurings and settlements, and the resolution of certain litigation and bankruptcy proceedings."

Material U.S. Federal Income Tax Considerations of the Merger, page 297

3.   We note your response to prior comment 7 and the statement that it is your expectation that the Merger will qualify for Section 351 or Section 368 treatment. You state on page 297 that the transaction "is intended to qualify as an integrated transaction described in Section 351 of the Code" and that it "could also potentially qualify as a reorganization under Section 368." You also state on page 298 that, assuming the merger qualifies under Section 351(a) or Section 368(a), certain U.S. holders "should not recognize gain or loss." Please provide a tax opinion under Item 601(b)(8) of Regulation S-K or advise us why you believe the consequences to U.S. holders, assuming the transaction does not receive the "intended" tax treatment, are not material to the transaction.

DePalma Acquisition I LLC
Consolidated Statements of Operations, page F-87

4.   Please note that we continue to consider your responses to prior comments 15, 19, 20, and 21. Please tell us any consideration given related to the presentation of realized and unrealized gains on your loans held for investment at fair value in the consolidated statements of operations.

Note 4. Fair Value Measurements, page F-97

5.   We note your response to prior comment 23. Please tell us in additional detail why you believe that there are no estimated gains or losses resulting from instrument-specific credit risk. For example, clarify if you believe there was no change in credit risk, a change in credit risk but not instrument-specific credit risk, a change in credit risk but no related gains or losses, etc. Specifically, tell us how you considered whether the credit risk changed upon a loan participating in the MRP+ program, whether there were any gains or losses related to this change and why those gains and losses are not attributable to instrument-specific credit risk. Additionally, noting the discount rate used to measure fair value of MRP+ loans considers the internal rate of

       return on the loans, please tell us how you considered whether the discount rate incorporates an estimate of instrument-specific credit risk.

<u>Item 21. Exhibits and Financial Statement Schedules, page II-1</u>

6.   Please file as exhibits the servicing agreement with the unrelated taxi fleet referenced on page 206 and the servicing agreements with Field Point referenced on page 209 or provide your analysis as to why you believe there are not required. Refer to Item 601(b)(10) of Regulation S-K.

<u>General</u>

7.   Please note that we continue to review your responses regarding investment company status and may have further comment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance